

Mail Stop 3561

March 30, 2010

Mr. Kevin Nichols
Chief Executive Officer
Essense Water, Inc.
3638 N Rancho Drive
Las Vegas, Nevada 89130

> **Re:**   **Essense Water, Inc.**
> **Form S-1/A**
> **Filed March 18, 2010**
> **File No. 333-162824**

Dear Mr. Nichols:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed March 18, 2010

Prospectus Cover

1.   Please revise the table under the heading on the prospectus cover page to also indicate the proceeds to the company assuming the minimum amount is raised in the offering.

<u>Prospectus Summary, page 1</u>

<u>Use of Proceeds, page 2</u>

2.   If you choose to include summary information regarding your use of proceeds assuming you raise the maximum amount in this offering, please also include in your summary your intended use of proceeds assuming you raise the minimum.

3.   Please revise to indicate the extent the amount indicated to be used to pay for the expenses of the offering will be used to repay your founder for his cash advances.

<u>Use of Proceeds, page 15</u>

4.   We note your response to our prior comment 4. Please ensure that your use of proceeds table is consistent. We note that the total to be used for marketing and advertising assuming 25% sold does not appear to match the breakdown provided. Please revise.

5.   Please revise footnote (1) to provide a breakdown of the $4,363 not currently quantified by expense and dollar amount.

<u>Dilution, page 16</u>

6.   It is not clear how you calculated your net tangible book values before and after the offering. Please revise, or show us how you arrived at the disclosed values. Please note that you should only add your net offering proceeds when determining your post offering net tangible book value, rather than your gross proceeds. Also, please disclose the net tangible book value per share assuming you sell the minimum amount of shares.

<u>Exhibits, II-2</u>

7.   We note the inclusion of a review report from your independent registered public accounting firm on page F-2. Please revise your filing to also include a letter regarding unaudited interim financial information as an exhibit. See Item 601(b)(15) of Regulation S-K.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mr. Jeffrey Nichols, Esq.
fax: (800) 778-3290